Filed by ASP Isotopes Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ENDRA Life Sciences Inc.

(Commission File No. 001-37969)

The following is a transcript from a July 16, 2026 interview with Nick Mitchell, Co-Chief Operating Officer of ASPI Isotopes Inc. (“ASP Isotopes”), with Craig Brelsford at the RedChip Vertical Economy Investor Conference relating to the proposed merger and related transactions (the “Proposed Transactions”) involving Renergen Limited, a wholly owned subsidiary of ASP Isotopes (“Renergen”), Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and holding company for Renergen (“Noble Africa”), and ENDRA Life Sciences Inc. (“ENDRA”).

Craig Brelsford:

Our next and final company on today’s RedChip Vertical Economy Investor Conference is Noble Africa. Presenting today will be Nick Mitchell, the COO. Nick, are you there?

Nick Mitchell:

Yes, I am. Can you hear me?

Craig Brelsford:

Loud and clear. You already have your company presentation up, so let me get some preliminaries out of the way before you get started. I will read the safe harbor statement for everyone. This segment may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to future financial or operating results, along with other statements about future expectations, beliefs, goals, plans, or prospects expressed by management, constitute forward-looking statements. Any statements that are not historical fact should also be considered forward-looking statements, and forward-looking statements involve risks and uncertainties. Now, Nick, are you ready to go?

Nick Mitchell:

I am. Thank you very much.

Craig Brelsford:

Please go right ahead.

Nick Mitchell:

Thank you very much for the opportunity. I am looking forward to taking you through our company presentation. As you described, the company we are addressing today is Noble Africa. What you see on the screen refers to Renergen. As part of the process we are following, we will be renaming and rebranding the company, but this is our current presentation, focused on the opportunity and the Virginia Gas Project as we see it today. There are a couple of disclaimers and forward-looking statements up front, which viewers are welcome to go through in their own time, and our lawyers have kept us busy with a few risk factors that need to be noted as well.

Before we kick off, touching on leadership. Paul Mann, who is essentially the founder of ASP Isotopes, our parent company, has joined the team following the acquisition of Renergen by ASP Isotopes, and he has taken over as CEO. I join him as the COO, and I am one of the original founders of Renergen, having acquired the Virginia Gas Project in a private capacity along with a few other partners back in 2013. My background before that is focused on energy and infrastructure project development across the African continent, mainly in Francophone Africa. I chair the Onshore Petroleum Association for all the onshore petroleum right holders in South Africa, and I am a member of the Upstream Training Trust, a trust set up by the Petroleum Agency, our regulating authority, through which we develop and deliver bursary and education opportunities to further education in the petroleum sector for the benefit of South African resources.

Looking at the corporate overview of what we are and who we are as a business. We essentially hold South Africa’s first and only onshore petroleum production rights in the country right now. Our rights span about 187,000 hectares, or close to about 480,000 acres. We have an operational phase one project producing both LNG and liquid helium, and we have an expansion project that we are looking to take through its pre-development phase for the rest of this year, which will expand our offering into a scaled phase two production facility. At nameplate capacity that would target about 685 tons of LNG per day and about 4.2 tons of helium per day. The asset has been declared strategic to two governments. The first is the United States government: we received funding from the United States Development Finance Corporation, or DFC, to back our phase one project, and we have received further support from the United States government for our expansion plans, which I will talk about later in the deck. Then, in December of 2023, we were declared strategic to the South African government for driving some of the strategic pillars shaping our economy over the next decade. It is not often that you get to work on a project that is strategic to one government, but to have it declared strategic by two represents the uniqueness of the project and the opportunity we are talking about.

From a reserve perspective, our reserves are sitting at approximately 3% helium concentration across our exploration and production drilling to date. When we compare this to other scaled projects within the helium space, we are typically looking at average concentrations of around 0.04%. So as a factor, it is quite something and quite special. What that allows us to do is operate on the lower side of the cost curve, and in any resource or extractive industry that is exactly where you want to be positioned, on the lower quartile of the cost curve. That means you can support yourself through the cycles, both on the upturn and the downturn as they move through.

If we look at our business and what we are looking to do, we are moving into a scenario now where we will be separately listing the entity. As to why it makes sense for the business right now, we have a massive helium crisis. It is the fifth one taking place in the last two decades, and that means there is a significant opportunity now as a result of the global interruption that has impacted the supply chains. Customers are now looking to diversify their risk away from geopolitically exposed sources of helium that have typically supplied the world, and as a result of the geopolitical tensions we are facing right now, we have seen many interruptions to that supply chain. The challenge with helium is that it is very critical in your production operation, whether in your manufacturing facility. If you are producing microchips, you cannot do without it, and as a result, supply interruptions like that are quite catastrophic. Helium prices now are moving upward, beyond $500 per Mcf, and have been growing at a significant rate, and are continuously demonstrating that for the foreseeable future. So we believe the timing is right to take advantage, and we look forward to having a pure-play helium listed business on the Nasdaq exchange in due course.

Let us take a look at the helium market and the opportunity it presents. For those who do not know, helium has a few unique properties. It is chemically inert but also electrically inert. It is non-toxic, it has a very low density, and it essentially does not bind with any other molecules. It has a very low boiling point at minus 268.9 degrees, and at that temperature it is the only substance on the periodic table that is liquid. At that temperature it also begins to show very unique characteristics, becoming superfluid, and gravity has very little impact on the product at that stage.

The element has been declared critical to most governments and is often vital in very specific applications, specifically technology, space, and medical. Looking at the bar chart on this slide and moving from left to right: we have MRIs in the medical field, where large-scale magnets achieve superconductivity when the titanium alloy is cooled to about minus 255 degrees, and liquid helium is the only material that can cool it below that temperature. We then see the lifting market, essentially balloons or blimps. We move across into laboratory sciences, and then it gets really interesting in the semiconductor space, where microchips and memory or logic chips cannot be produced without helium. Given that it is chemically and electrically inert, it is used in two applications within production: first, to create the sterile environment for semiconductors to be manufactured, and second, to supercool the lasers doing the etching on the chips or wafers in the fabrication operation. We then move into fiber optics, where helium is used again as a super coolant to cool the glass before it is spindled onto the reels and packaged for market use. And then rocketry, which represents the space exploration market. Helium is often used as the fuel propellant. If we look at Falcon 9, part of the SpaceX program, every time that rocket launches we are using approximately 11.7 tons of helium. This is out of a global demand of 84 tons per day. During the month of May we had record launches, almost a launch every day, so we can only imagine the quantity of helium that will be required as these programs become more commercial in due course.

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If we look at the forecasted growth of helium over the next few years, it is forecast to grow at between 5 and 6%. But this could be underrepresented, because what it does not necessarily show is the prevalence of helium requirements in AI-driven data centers, and the growth of those is not necessarily forecast within these statistics. We anticipate those updates coming through in the next six to twelve months, and I believe that what we will find is that the more critical applications start to play a bigger role within the demand forecast, and we start to see applications like welding, lifting, and the balloon markets curtail their usage, simply because they will not be able to compete at the price points this market will drive in due course.

If we look at the value of the helium market right now, in size it is determined at about 6.5 Bcf per year, with a rough market value of approximately $3 billion, and that is based on the upstream side of the business. If we look at the end-user market, that value is probably three to four times larger. Supply concentration is really driven between the U.S. and Qatar, with Russia also a large supplier, and there are a lot of changes taking place now as a result of the geopolitical tensions I mentioned.

If we look at a supply and demand balance, you will see it is fairly tightly balanced in terms of what is taking place in the market. But if we consider the markets that do not necessarily have a source, the biggest exposure is probably to the Asian markets, and this is what we need to be aware of. The U.S. is fairly well balanced, but over the next decade it is anticipated that U.S. producing helium fields will go into decline, as a result of the fact that they have been producing for several decades already, and we will start to see those forecasts come through in the numbers as those fields reach end of life.

On the helium supply crises we have seen in the past, over the last two decades we have already had four significant crises, and we have now entered the fifth. There is no doubt that it is a fifth. It is not only a result of the Middle East crisis; we have also seen several attacks on the Russian facilities, and the Russian authorities have indicated that they have imposed export controls on Russian helium. That will limit the amount of helium that has typically been moving into the market through China and then re-exported to other locations over the last 24 months. These key factors are going to place a significant impediment on helium supply for a prolonged period.

Looking at what has taken place in the region, we did see the strikes hit Qatar. It hit the Ras Laffan LNG complex, and one of the trains has been impacted quite severely there. We have also seen a further indication from media that there was an explosion at a separate facility that feeds one of the Ras Laffan helium trains, so we anticipate prolonged outages while the insurance investigations, assessments, and claims take place. Once the damage has been assessed, it comes down to where the long-lead items are placed. If it is anything like aluminum or brazed aluminum heat exchangers, we are looking at 18 to 24 months. If it is large compressors, we are looking at somewhere between 12 and 15 months, and that is just for the equipment to be manufactured, before it is shipped, installed, and commissioned. In a cryogenic petrochemical facility like this, impacts like that can be quite catastrophic, and they tend to take a long time to remedy. As a result, given the tightly matched supply and demand balance within the helium segment, we anticipate these constraints will impact the market for a while.

The impact on pricing has already started to filter through, and we have already started to see contracts being executed at above $600 per Mcf. We anticipate that holding for at least the foreseeable future, and as key end users begin to diversify their supply risk, we anticipate that move and that trajectory on pricing to follow as those end users get to grips with what is taking place here.

So, what makes our project unique, and why is it different to most other helium projects worldwide? To understand this, we have to look at where our source of helium is coming from. It is not often that a company has a reason to look back 2 billion years, but fortunately, for the source of our helium, we have to do that. It is the result of a very large asteroid strike, one of the largest ever to hit the planet, which created a world heritage site called the Vredefort Dome complex. The asteroid was the largest ever to hit the Earth, and if we look at the map on the right-hand side, that pink epicenter is essentially where the impact zone was. The light-colored sandy area that permeates out from the pink epicenter is the asteroid crater that was created, approximately 170 kilometers in diameter. If we look at the core of that asteroid, it was made up of uranium and thorium, and over time that undergoes radioactive decay, with helium being the byproduct of that decay. The bright red image on the bottom left of the map is where our production right is located, and you will see it is actually at the rim of the crater. If we think of the crater as a fruit bowl, the rim is the shallowest point to reach the core, or the body, of the asteroid. That means our drilling is essentially quite shallow. We can drill anywhere between 350 meters and about 1.5 kilometers deep. We intersect typical faults, fractures, sills, and dikes, and we create the preferential pathway for helium to find its way to surface. As the helium migrates to surface, it goes through a geological play called the Witwatersrand Basin. This is well known in South Africa as the gold-producing lithological horizon, and we also happen to find our methane being generated in this area, so the helium commingles with the methane. We drill down into that Witwatersrand structure, tap into the faults and fissures, and create that preferential pathway for the gas to migrate to surface.

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What we recently discovered and announced in the first quarter of this year is that we have found a significant charged sandstone body. What we mean by charged is that the helium commingled with the methane has, over time, migrated into the sandstone. We can think of the sandstone as a sponge where the gas has been absorbed. Over time that charges up and becomes pressurized, and as we drill into the sandstone, which is quite shallow, between about 300 meters and around 450 meters at the deepest, we can tap into that body and release high-volume, pressurized volumes of gas charged with the helium and methane.

This is where it becomes interesting. If we look at the image on the screen, the black outline is the entire production right, spanning 187,000 hectares of mineral tenure that we have the ability to fully explore and exploit. The bright yellow polygon in the center represents approximately 15% of our field, and why this is important is that is where our proven reserve is based right now, sitting at about 400 billion cubic feet at a 2P level. That means we have 85% of the acreage still left to fully explore. If we consider that we have much earlier-stage neighbors to the north, northeast, and east of us, they have all drilled to a lesser degree, but they have intersected methane- and helium-rich gas. That leads us to believe that, while we have been focused on the center of our acreage, we are now very confident that between the center and the outlying perimeter we will have continuing success of natural gas discoveries and reservoir expansion opportunities as we continue that exploration in due course.

Why this is important is that if we consider our proven reserves in this table: the United States government, through the Bureau of Land Management based in Amarillo, had set up a strategic helium reserve. That reserve at its height was sized at about 6 Bcf. What we are seeing in our 1P reserve is that our helium reserves are already larger than that of the BLM’s strategic reserve, and if we look at our 2P number, it quite significantly outpaces the size of that strategic reserve. The strategic reserve has been the supplier of helium of last resort to the market for several decades, and we believe the Virginia Gas Project can essentially play that role for the helium market and stabilize supply during times of crisis. That is the aim and intention of how we plan to develop the field over time.

Looking at our project right now, what you see on the screen is an image of our facility. This is our phase one project. If we consider the business model and the strategy, we are an integrated natural gas player: we drill, we beneficiate, and we extract the gas. We have wellheads, then a gas-gathering pipeline and extraction system. We process and deliver that gas through the pipeline to our processing facility, where we produce both LNG and liquid helium. Our liquid helium is produced at a purity of about five nines, 99.999%. In phase one we deliver approximately 70 Mcf per day of helium and approximately 2,500 gigajoules per day. If you think in MMBtus, approximately one gigajoule is one MMBtu.

We then move into our phase two expansion. It is a much larger project and will scale up 13 times in terms of production output. We will be producing approximately 900 Mcf per day of helium and approximately 34,400 gigajoules, or MMBtus, per day. If you think in tons, that is 685 tons of LNG per day, or 4.2 tons of helium per day. To put that into context, it would be almost one ISO per operating day on the plant, and we aim to produce about 330 ISOs per annum. That represents approximately 5% of global demand.

On the LNG side of our business, we have a significant energy crisis in South Africa, with both an electricity crisis and a natural gas crisis. We aim to supply our LNG to the domestic market. It will go into gas-to-power, into the industrial market as a fuel source for fabrication or manufacturing processes, and into the transport industry, where it will be used either as a substitute for diesel or as a dedicated fuel in dedicated natural gas trucks. And then we have the helium, which will be sold both to industrial gas users and to direct end users.

This touches on the outline of the facility, but it also talks about funding. In our phase one project we were financed by the United States government for about $40 million, as well as by the IDC, the South African Industrial Development Corporation, with a rand facility in that scenario. The United States government has since come back and said it will support a further expansion in phase two with a $500 million facility, and Standard Bank will match them with a $250 million facility. The phase one project will essentially be completed later this year, and we aim to develop the phase two project over a 42-month timeline, so we anticipate going live with production from phase two in 2030 to 2031.

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If we consider the domestic market for natural gas and where the opportunity is right now, the South African natural gas market is supplied by a pipeline of natural gas into Johannesburg of approximately 185 petajoules per annum of energy. Our phase two only produces 12 petajoules per annum, so you can see we are significantly oversubscribed from that perspective. But if we look at the government’s ambitions to drive gas to power, the forecast by 2032 is that we require, as a country, 870 petajoules per annum. So there is no silver bullet in solving that energy challenge. What it does mean for the country is that we have to look at multiple sources: domestic onshore natural gas, domestic offshore natural gas, and imported LNG all have to come online. Unfortunately, some of these decisions have been left too late, and the most likely scenario is that Renergen’s phase two project comes online before the other opportunities get to turn on. We can be part of the solution. We will not solve it, and as I indicated, there is no silver bullet.

Craig, how are we for time?

Craig Brelsford:

Well, Nick, we loved the presentation. We are past the 4 o’clock U.S. Eastern hour, so maybe we should take one question and wrap it up from there. We do have a webinar with Noble Africa coming up on Tuesday of next week, so we invite everyone on today’s webinar to please go to redchip.com/events to sign up for the Noble Africa webinar next week, which will be for Noble Africa only. So maybe we should wrap up here with one question, Nick, and it is the one we have been hearing a lot here at RedChip. Tell us again why helium, and what is the supply security issue that has become so prominent? Just one more time, reiterate that for us, please.

Nick Mitchell:

Perfect. If we look at the United States, for instance, we have the Chips Act. The Chips Act is about diversifying the manufacture of microchips or semiconductors outside of Taiwan into a scenario where they can be produced either in Europe or in the United States. Helium is a critical commodity in the manufacture of these chips, and if we think about the fact that you cannot manufacture them without helium being available, the loss to semiconductor manufacturers from one day’s production outstrips the price of what this helium molecule is priced at. It is a case where you simply cannot produce them without helium being available in a sustainable and reliable fashion. If you look at the Department of Defense, NASA forms part of that department, and helium is critical for any of the space exploration initiatives being driven. There are companies like SpaceX and Blue Origin that form part of those programs, and helium is critical in everything they are looking to drive, so it comes down to customers needing to know that they will not be impacted on a critical commodity in a very tight supply chain. That is the pressing issue right now. Helium is largely produced in areas like Algeria, Qatar, and Russia, and all of these are right now involved in challenging circumstances. As a result, there is a significant amount of pressure on the executives of the customers that rely on helium within their manufacturing value chain to diversify risk, protect their interests for their shareholders, and continue to operate in times of challenge. I think that is exactly why end users are now approaching sources that produce helium directly, looking to move beyond the typical supply chain model that has been providing this molecule to the market over the last few decades.

Craig Brelsford:

Thank you very much for that answer, Nick. That again is Noble Africa. RedChip will be holding a standalone webinar for Noble Africa only, next Tuesday at 4:15 p.m. U.S. Eastern. Go to redchip.com/events to sign up for that and for all RedChip webinars.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of the parties regarding the future of the parties’ businesses, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” and words of a similar nature. Examples of forward-looking statements include, but are not limited to, statements relating to the Proposed Transactions; the expected structure, timing and the completion of the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the Proposed Transactions and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline and other statements that are not historical fact. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

There are many important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen’s success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance the Renergen’s continued growth; the competitive nature of Renergen’s industry; the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the Proposed Transactions from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble Africa to consummate the Proposed Transactions; risks related to ENDRA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing of the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the closing of the Proposed Transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Proposed Transactions on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Proposed Transactions; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Proposed Transactions; the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, and the other risks and uncertainties described in ENDRA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of ASP Isotopes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in ASP Isotopes’ subsequent reports filed with the SEC, each of which are available at www.sec.gov, and in other filings that ENDRA and ASP Isotopes have made and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”.

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Any forward-looking statement made by the parties in this communication is based only on information currently available to the parties and speaks only as of the date on which it is made. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. No information in this communication should be interpreted as an indication of future success, revenues, results of operations, or stock price. All forward-looking statements herein are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transactions involving ENDRA, ASP Isotopes, Renergen and Noble Africa and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions.

INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, ASP ISOTOPES, RENERGEN, NOBLE AFRICA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and ASP Isotopes with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’s Internet website address is www.endrainc.com.

ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Participants in the Solicitation

ENDRA, ASP Isotopes, Renergen, Noble Africa, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC.

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Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about ASP Isotopes’ directors and executive officers, including a description of their interests in ASP Isotopes, is included in ASP Isotopes’ most recent Annual Report on Form 10-K for the year ended December 31, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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